226 Causeway St Boston, MA 02114 https://www.oxfamamerica.org/

Notice of Exempt Solicitation

NAME OF REGISTRANT: Pilgrim’s Pride

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 226 Causeway Street, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Oxfam America urges you to vote FOR Proposal 6 on Human Rights Due Diligence (“HRDD”) at Pilgrim's Pride Corporation (“Pilgrim's”) Annual Meeting on April 29, 2020.

SUMMARY OF RESOLUTION

RESOLVED: Shareholders request the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on Pilgrim's’ human rights due diligence process to assess, identify, prevent and mitigate actual and potential adverse human rights impacts. The report should:

●     Include the human rights principles used to frame its risk assessments;

●     Outline the human rights impacts of Pilgrim's business activities, including company-owned operations, contract growers, and supply chain, and plans to mitigate any adverse impacts;

●     Explain the types and extent of stakeholder consultation; and

●     Address Pilgrim's plans to track effectiveness of measures to assess, prevent, mitigate, and remedy adverse human rights impacts.

Support for this resolution is warranted because:

1.	Pilgrim's business activities risk adversely impacting human rights of workers and communities, and HDDR is an important risk management process.

2.	Pilgrim’s Repeated Health & Safety Violations Exact High Cost on Investors. Pilgrim’s failure to complete such diligence has already taken a financial toll on the company, which is evident through fines charged for regulatory violations, lawsuit settlements, and threats to its social license to operate.

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3.	Pilgrim's existing policies and practices do not demonstrate effective HRDD, nor do they meet increasing investor expectations.

Arguments in Favor of the Resolution on Human Rights Due Diligence

1. HRDD is an effective risk management process. Failure to conduct HRDD has already adversely impacted Pilgrim's bottom line, including fines charged for regulatory violations, lawsuit settlements, and threats to its social license to operate.

A. Human Rights Concerns in the Poultry Processing Industry

Companies that fail to address human rights concerns risk backlash from communities, customers, and regulators, all of which pose significant harm to long-term shareholder value. Industrial meat production exposes workers, farmers, and communities to actual and potential adverse human rights impacts,1 for which Pilgrim’s has already been criticized.2 Poultry processing workers face serious labor rights violations, including injuries from unsafe line speeds and other hazards, exposure to toxins, wage and hour violations, sexual harassment, and workplace discrimination.3 Factory farming contributes to economic struggles for contract growers and family farmers, exploitation of migrant farmworkers, and occupational health and safety risks.4 Monoculture farming to grow animal feed requires heavy use of chemical fertilizers and pesticides, impacting human health, soil and water quality, and biodiversity.5

Increased public scrutiny on these harmful production practices generates significant financial risk: the poultry processing industry is plagued by legal complaints, fines, and journalist investigations6 revealing patterns of workplace violations. Pilgrim's is not immune: Recent legal complaints against Pilgrim’s Pride and its subsidiaries range from allegations of hiring discrimination7 and disability discrimination,8 to federal fines issued for violations of environmental; wage and hour; workplace safety and health; and labor relations regulations.9

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1 https://www.hrw.org/report/2019/09/04/when-were-dead-and-buried-our-bones-will-keep-hurting/workers-rights-under-threat

2 https://www.theatlantic.com/ideas/archive/2019/11/human-cost-chicken-farming/601687/

3 https://www.oxfamamerica.org/static/media/files/Lives_on_the_Line_Full_Report_Final.pdf

4 https://www.hrw.org/report/2019/09/04/when-were-dead-and-buried-our-bones-will-keep-hurting/workers-rights-under-threat

5 https://www.ucsusa.org/resources/hidden-costs-industrial-agriculture

6 https://www.theguardian.com/food/2018/nov/26/revealed-restricting-breaks-keeps-poultry-industry-workers-living-in-fear

7 https://www.reliableplant.com/Read/8537/pilgrim's-pride-to-pay-$1m-for-hiring-discrimination and https://carlairwininc.com/blog/ofccp-files-lawsuit-against-pilgrims-pride-alleging-hiring-discrimination/

8 https://www.eeoc.gov/eeoc/newsroom/release/9-24-18i.cfm

9 https://violationtracker.goodjobsfirst.org/parent/jbs

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B. HRDD Mitigates Against These Risks

To mitigate the aforementioned risks and protect long-term shareholder value, conscientious companies conduct HRDD, a risk management process whose steps are outlined by the UN Guiding Principles on Business and Human Rights. 10 HRDD enables a company to detect emerging human rights risks and redress harm, both of which allow a company to protect itself against expensive fines and burnish its reputation. HRDD includes four key steps: assessing actual and potential human rights impacts, integrating and acting on findings, tracking responses, and communicating about how impacts are addressed.11 These proactive steps to identifying and confronting human rights violations can allows companies to address them before they develop into significant costs. Indeed, some of the world’s largest agribusiness companies publicly embrace HRDD: Coca Cola,12 Nestlé,13 and Mondelez14 conduct HRDD on their operations, and are transparent about the process on their website; this enables investors to understand that these companies are proactively addressing human rights risks.

C. HRDD Safeguards a Company’s Bottom Line

HRDD not only helps to protect workers and community members who may be harmed by company operations by allowing the Company to proactively address potential human rights violations, but helps businesses minimize expensive operations, reputational, and legal risks. As a result, preventing human rights abuses also benefits Pilgrim's bottom line. For example:

●	HRDD mitigates the risk that a company will face fines and lawsuits from injured employees and others adversely impacted by the company’s operations. Pilgrim's has already faced costly fines and controversies that could have been avoided with HRDD in place. Continued failure to implement HRDD threatens negative financial impact on Pilgrim's, including more fines charged for regulatory violations and lawsuit settlements. The table below includes a non-exhaustive list of specific examples of human rights violations where failure to implement adequate HRDD has harmed individuals, and in turn generated controversies, fines, lawsuits, or negative financial impacts. This chart does not reflect all controversies the company and its subsidiaries may have, though it would be useful for Pilgrim's to disclose such information to shareholders. According to data compiled using publicly available information, since 2000, Pilgrim's parent company JBS has a record of 179 violations since 2000, having paid $34,690,704 in penalties thus far.[15] These financial impacts will be further detailed below.

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10 The United Nations Guiding Principles on Business and Human Rights (UNGPs), adopted by the UN General Assembly in 2011, are the global authoritative framework outlining states and companies’ human rights-related roles and responsibilities. The UNGPs require all businesses, regardless of size or industry, to respect the human rights of stakeholders impacted by their operations and business relationships.

https://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf.

11 https://www.ungpreporting.org/glossary/human-rights-due-diligence/; https://www.ohchr.org/en/professionalinterest/pages/coreinstruments.aspx; https://www.ilo.org/declaration/lang--en/index.htm; http://www.oecd.org/investment/mne/1922428.pdf

12 https://www.coca-cola.ie/content/dam/journey/ie/en/hidden/PDFs/human-and-workplace-rights/addressing-global-issues/human-rights-self-assessment-checklists.10.2014.pdf.

13 https://www.nestle.com/csv/impact/respecting-human-rights/human-rights-impacts.

14 https://www.mondelezinternational.com/~/media/mondelezcorporate/uploads/downloads/mdlz_human_rights_report_2018.pdf?la=en.

15 https://violationtracker.goodjobsfirst.org/parent/jbs

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●	Poor HRDD poses risks to recruitment and retention of employees. As Pilgrim's continues to grow, a diverse and talented workforce is critical. Protecting these workers throughout business operations is essential to avoiding strikes, work stoppages, and legal battles. Effective HRDD can support Pilgrim's efforts to identify and mitigate labor conflicts.

●	Relationships with growers and feed grain suppliers may be harmed without HRDD. Pilgrim's relies on relationships with independent family farmers to source its chickens and other supplies. To attract and maintain contracts, Pilgrim's should treat growers fairly, respect environmental regulations, and consult with growers before expanding operations.

●	HRDD confers many financial benefits, including improving risk management, strengthening brand reputation, fewer disruptions to business, lower employee turnover, positive recognition from civil society groups and shareholders, and improved relationships with communities. These benefits can ultimately contribute to protecting the company’s long-term financial interests.

●	Pilgrim's social license to operate is at risk without strong community relationships. Pilgrim’s has already faced public resistance to the expansion of its operations and footprint to meet growing demand for protein. In 2018, community members spoke up in opposition to a proposed plant in Georgia due to concerns about negative impact to the local community and environment.[16] A proactive assessment of the salient human rights risks, informed by meaningful stakeholder consultation, would mitigate adverse human rights impacts and threats to the company’s social license to operate. Pilgrim’s Code of Conduct does not currently provide details about how it considers its impacts on local communities,[17] and the repeated occurrence of investigations, fines, and lawsuits indicates that broader steps need be taken to ensure that the company upholds these values (see chart on page 5 below).

●	Risk of falling behind competitors. If Pilgrim's continues to fail to conduct HRDD, it risks falling further behind competitors. Indeed, Pilgrims currently has one of the highest records of severe injury among animal processing companies, according to OSHA,[18] making it imperative for the company to introduce safeguards. In addition to the HRDD efforts undertaken by agribusiness leaders Coca Cola, Nestle, and Mondelez in the examples cited above, in February 2019 Cargill committed to conducting HRDD on issues related to workplace safety, responsible supply chains, and respecting the human rights of extended communities.[19]

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16 https://www.change.org/p/shannon-whitfield-don-t-slaughter-our-
cove?recruiter=877445526&utm_source=share_petition&utm_medium=copylink&utm_campaign=share_petition&fbclid=IwAR3Z-GKdlt258ZpbEuhqsuMRU2KilyJCuhW_QLETn4FUM84pF_rie4TFVss.

17 https://pilgrimspridecorporation.gcs-web.com/statFic-files/d7c83ec8-33aa-4254-b8f6-f4f2cc5f504e.

18 https://www.osha.gov/severeinjury/index.html.

19 https://www.cargill.com/doc/1432136529974/cargill-commitment-on-human-rights.pdf.

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●	Pilgrims’ parent company, JBS, is under global scrutiny for human rights and environmental violations. In March 2020 a new investigation exposed a link between Pilgrim’s parent company JBS and a farm whose owner is implicated in massacres in the Amazon, with 9 people being murdered.[20] In 2009 JBS committed to not buy from farms involved in illegal deforestation, yet in 2016 an audit by federal prosecutors found that 19% of its cattle was produced on land that had “evidence of irregularities,” and the company was fined and dropped from an agreement with Greenpeace.[21] Such stories of human rights and environmental violations place the company at great risk of damage to its brand.

2. Pilgrim’s Repeated Health & Safety Violations Exact High Cost on Investors

As mentioned above, the company has an established record of severe, preventable injuries and death at poultry processing plants. The recent death of Gabriel Seth Brutley on January 6, 2020 at the Guntersville, Alabama plant22 builds on others - the death of Christopher Chin at the Canton, GA plant in October 201223 along with a history of preventable documented injuries24 such as amputations, fractured elbows, head injuries, and fractured hips.25 The company has also been beset by allegations of ongoing exposure to dangerous chemicals and work-related injury. Pilgrims has a history of repeat citations from OSHA for exposing its workers to highly hazardous chemicals and other ongoing workplace dangers,26 including failing to provide sufficient hearing protection.27

The below is a sample of just some of these violations at Pilgrim’s properties, along with other controversies of note.

Human Rights Impact	Date	Financial Impact on Pilgrim's
Death	January 6, 2020	Not yet determined. Gabriel Seth Brutley, 35, died on the job during an elevator accident at Pilgrim’s Pride meat processing plant in Guntersville, Alabama. OSHA is currently leading an investigation.[28]

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20 https://www.theguardian.com/environment/2020/mar/03/worlds-biggest-meat-company-linked-to-brutal-massacre-in-amazon?CMP=twt_a-environment_b-gdneco.

21 https://www.theguardian.com/environment/2020/mar/03/brazilian-meat-companies-linked-to-farmer-charged-with-massacre-in-amazon.

22 http://www.sandmountainreporter.com/free_share/article_74521162-30bd-11ea-b1d0-6f36f74e1693.html.

23 https://www.osha.gov/news/newsreleases/region4/04162013;

https://www.nelp.org/news-releases/two-worker-deaths-january-show-need-reforms-u-s-poultry-slaughterhouses/.

24 https://www.osha.gov/news/newsreleases/region3/09222015.

25 https://coshnetwork.org/sites/default/files/uploads/Pilgrim%27s_Pride_Record_RK.pdf.

26 https://www.greeleytribune.com/news/local/greeley-based-pilgrims-pride-cited-by-osha-for-22-health-and-safety-violations-at-florida-plant/; https://advancedsafetyhealth.com/blog/pilgrims-pride-corporation-workers-exposed-to-hazardous-chemicals/

27 https://www.greeleytribune.com/news/local/greeley-based-pilgrims-pride-cited-by-osha-for-22-health-and-safety-violations-at-florida-plant/.

28 https://www.waff.com/2020/01/08/alabama-department-labor-pilgrims-pride-fatal-accident-lift-not-regulated-by-state/ and https://www.nelp.org/news-releases/two-worker-deaths-january-show-need-reforms-u-s-poultry-slaughterhouses/.

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Labor Rights: Disability Discrimination	May 16, 2019[29]	$50,000 fine. Pilgrim’s paid a $50,000 settlement in a U.S. Equal Employment Opportunity Commission (EEOC) lawsuit. The EEOC charged Pilgrim’s with violating federal law (Americans with Disabilities Act) when it terminated an employee with a disabling heart condition who took leave for medical treatment.[30]
Labor Rights: Worker Health and Safety Violations, Guntersville	2015, 2016, 2017, 2018, 2019, 2020

At the Guntersville Pilgrim’s Pride location alone, OSHA has recorded three violations in ten years, totaling $20,270:

●     $1,400 for Hazard communications (2015)

●     $5,610 control of hazardous energy (2016)

●     $13,260 process safety management of highly hazardous chemicals (2019)[31]

In addition, the following incidents at the Guntersville plant had adverse social ramifications:[32]

●     Citation issued. February 4, 2016: An employee’s thumb was amputated working in the saddle pack department taking product off the test line. OSHA inspected and issued citation 1125252.

●     Employee injury. An employee tripped on the leg of a stand, fracturing his left hip and being hospitalized, July 17, 2017.

●     Health inspection. After a complaint was filed regarding the handling of dangerous chemicals used in the plant - including a fire and ammonia leak - OSHA investigated “handling of chemicals” in December 2018.

●     Citation and health inspection. In February 2019 OSHA cited Pilgrim’s for not following OSHA’s process safety management standards about the safe handling of chemicals.

●     Employee injury. An employee fell 8 feet and sustained fractured elbow, left wrist, head injury, and was hospitalized October 15, 2019. OSHA did not inspect.

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29 Also see: https://thehill.com/regulation/labor/256209-labor-department-files-discrimination-suit-against-us-chicken-supplier.

30 https://www.eeoc.gov/eeoc/newsroom/release/5-16-19b.cfm and https://www.eeoc.gov/eeoc/newsroom/release/9-24-18i.cfm.

31 https://www.waff.com/2020/01/08/alabama-department-labor-pilgrims-pride-fatal-accident-lift-not-regulated-by-state/.

32 https://coshnetwork.org/sites/default/files/uploads/Pilgrim%27s_Pride_Record_RK.pdf.

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Labor Rights: Worker Health and Safety	July 2011; January 22, 2013; March 3, 2010; February 11, 2019	Proposed penalties of over $299,126. Enterprise, AL facility cited by OSHA for violations including excessive accumulation of grain dust where a housekeeping program exists but is not followed or maintained, allowing electrical components such as motors, outlets, drop lights and controller equipment, causing the potential for a fire or explosion.[33] $85,000 penalty assessed for workplace safety and health violations at the De Queen facility in Arkansas,[34] $74,826 paid for violations in Waco, TX35, $72,500 paid for violations in Russellville, AL in 2010,[36] cited for 29 safety violations including ammonia odors, trip and struck-by hazards, cuts and stabbing injuries, unmarked fire exits, unsafe batteries that exposed workers to acid burns and electric shock, and more;[37] $66,300 for violations in Lexington, GA in 2019.[38] A litany of other violations listed here: https://violationtracker.goodjobsfirst.org/prog.php?parent=jbs&page=1
Environment: Air pollution and odor violations	May 19, 2016; September 4, 2019	$65,850 fine for violation paid to Environmental Protection Agency in 2016.[39] Community tensions and a potential fine of $25,000. Pilgrim’s plant in Chattanooga, TN was cited for odor violation and litter buildup, and Pilgrims risks fines up to $25,000 per day. In addition, the incident sparked tensions between the company and local community.[40]
Death, Labor Rights: Worker Health and Safety, Canton, GA.	May 6, 2013	Death and 8 violations, carrying proposed $58,755 fine. OSHA cited Pilgrim’s with 8 alleged serious and repeat safety violations following the death of Christopher Chin, a worker who became caught in an unguarded hopper while attempting to remove a piece of cardboard at the facility in Canton, GA.[41]

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33 https://www.ehstoday.com/standards/osha/article/21918042/no-pride-in-safety-record-for-food-company

34 https://violationtracker.goodjobsfirst.org/violation-tracker/ar-pilgrims-pride-corporation-0.

35 https://violationtracker.goodjobsfirst.org/violation-tracker/tx-pilgrims.

36 https://violationtracker.goodjobsfirst.org/violation-tracker/al-pilgrims-pride-corporation-1.

37 https://www.ehstoday.com/standards/osha/article/21918042/no-pride-in-safety-record-for-food-company.

38 https://violationtracker.goodjobsfirst.org/violation-tracker/ga-pilgrims-pride-corporation-2.

39 https://violationtracker.goodjobsfirst.org/violation-tracker/-pilgrims-pride-corporation.

40 https://newschannel9.com/news/local/pilgrims-pride-chicken-plant-in-chattanooga-cited-for-odor-violation-litter-buildup

41 https://www.osha.gov/news/newsreleases/region4/04162013; https://www.nelp.org/news-releases/two-worker-deaths-january-show-need-reforms-u-s-poultry-slaughterhouses/.

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Labor Rights: Worker Health and Safety, Lufkin, TX.	December 2012	Proposed penalties of $99,000. Cited by OSHA for 3 repeat and 4 proposed serious violations of process safety management related to toxic, reactive and flammable chemicals that could be fatal.[42]
Labor Rights: Worker Health and Safety Violation	June 29, 2012	$50,000: The U.S. Department of Labor entered into a settlement agreement with Pilgrim's Pride Corp. to resolve an investigation by the department's Occupational Safety and Health Administration into the company's termination of an employee who raised environmental complaints, in violation of the whistleblower provision of the Federal Water Pollution Control Act.[43]
Labor Rights: Wage and Hour Violation	March 4, 2010; April 2, 2010; April 19, 2008	$1,001,438. Wage and hour violation, and violation of Fair Labor Standards Act.[44] $10,000,000 private litigation regarding wage and hour violations and overtime violations in 2010 and $140,614 in 2008.[45] Many other violations listed here: https://violationtracker.goodjobsfirst.org/prog.php?parent=jbs&page=1
Labor Rights: Work Visa Violations	December 30, 2009	$4,500,000. Pilgrim's Pride Corporation and Immigration was offered a non-prosecution agreement to resolve an investigation with respect to the hiring and employment of undocumented workers and its plants in the Eastern District of Texas.[46]
Labor Rights: Hiring Discrimination	October 3, 2007	$1,000,000. Pilgrim's entered into two consent decrees to settle the US Department of Labor’s Office of Federal Contract Compliance Programs’ allegations that the company engaged in hiring discrimination based on gender, race and ethnicity over a two-year period against some 5,300 applicants, a settlement of $1 million.[47]
Labor Rights: Wage and Hour Violation	June 8, 2005	$17,600: Back pay award in unfair labor practices case.[48]

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42 https://www.ehstoday.com/standards/osha/article/21918042/no-pride-in-safety-record-for-food-company

43 https://violationtracker.goodjobsfirst.org/violation-tracker/tx-pilgrims-pride-corp

44 https://violationtracker.goodjobsfirst.org/violation-tracker/tx-pilgrims-pride-corporation

45 https://violationtracker.goodjobsfirst.org/violation-tracker/tx-pilgrims-pride-corporation-0

46 https://violationtracker.goodjobsfirst.org/violation-tracker/tx-pilgrims-pride-inc

47 https://www.reliableplant.com/Read/8537/pilgrim's-pride-to-pay-$1m-for-hiring-discrimination and https://carlairwininc.com/blog/ofccp-files-lawsuit-against-pilgrims-pride-alleging-hiring-discrimination/ and https://violationtracker.goodjobsfirst.org/violation-tracker/tx-pilgrims-pride-corp-0.

48 https://violationtracker.goodjobsfirst.org/violation-tracker/pr-pilgrims-pride-corporation-dba-to-ricos.

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3. Pilgrim's existing policies and practices do not demonstrate effective due diligence and create material risk.

The Board of Directors claim in their opposition statement that the Company is “strongly committed to protecting human rights in our business activities” and values the “health and safety of our employees and other parties,” asserting that the Code of Conduct and “Ethics Hotline” represent adequate substitutes. While Proponents appreciate these gestures, these are in no way a comprehensive approach to HRDD. A thorough analysis must be conducted to understand not only the stated policies but whether they are actually being practiced, and where they must be improved.

Indeed, despite the Code of Conduct’s focus on “health and safety in the workplace,” “the right to legal wages and benefits,” “appropriate working hours and overtime pay, and “the fair and ethical treatment of all team members, including nondiscrimination,” there is ample evidence to suggest a discrepancy between these statements and records of actual human rights violations. In addition to the workplace death and injury examples cited above, Pilgrim’s has faced the following allegations:

●	Restricting breaks + denial of bathroom access. Workers at Pilgrim’s have been speaking out about labor violations such as restricted breaks and denial of bathrooms. For example, workers, former workers and advocates gathered on April 25, 2019 in St. Cloud, MN to protest unsafe working conditions.[49] A key grievance was that workers were systematically denied access to bathrooms -- leading to unsafe working conditions that include employees choosing not to drink water while they do physically demanding work.[50]
●	Line speeds above safe limits. Increased line speeds put workers at greater risk of injury- including musculoskeletal injury due to repetitive motions involved in the work - which is why the USDA has an upper limit of 140 birds per minute.[51] Yet Pilgrim’s has obtained waivers to increase line speed to 175 birds per minute at some sites -- and workers have been suffering injuries as a result.[52] Pilgrim’s has already been called out for investigation by high profile politicians: Congresswoman Rosa DeLauro, for example, publicly urged OSHA to conduct an investigation of the plant in Guntersville, Alabama, citing the line speed waiver as particularly suspect.[53]
●	Tensions with Community Stakeholders. Rural landowners operating under the name ‘Save McLemore’ protested the development of new Pilgrim's development in McLemore Cove, Georgia, citing the risks of pollution, increased road usage, smell, and Pilgrim’s Prides’ specific reputation of poor working conditions. Over 3,200 people signed a petition to stop the plant from opening.[54]

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49 https://www.sctimes.com/story/money/2019/04/25/pilgrims-pride-poultry-workers-rally-workplace-safety-cold-spring/3541160002/.

50 https://www.nbcnews.com/business/business-news/poultry-workers-denied-bathroom-breaks-wear-diapers-oxfam-report-n572806.

51 https://www.natlawreview.com/article/usda-updates-poultry-line-speed-standards.

52 https://www.npr.org/sections/thesalt/2017/10/27/559572147/too-fast-for-safety-poultry-industry-wants-to-speed-up-the-slaughter-line.

53 https://delauro.house.gov/sites/delauro.house.gov/files/DeLauro_JBS_Pilgrims_Pride_Worker_Fatality_Letter.pdf

54 https://www.change.org/p/shannon-whitfield-don-t-slaughter-our-cove?recruiter=877445526 and https://www.timesfreepress.com/news/local/story/2018/jun/01/walker-county-residents-protest-chicken-proce/472192/.

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●	Records of discrimination against women and people with disabilities. On May 16, 2019 Pilgrim’s paid a $50,000 settlement in a U.S. Equal Employment Opportunity Commission (EEOC) lawsuit. Pilgrims was charged with violating the Americans with Disabilities Act when it terminated an employee with a disabling heart condition who took leave for medical treatment.[55] In 2007 Pilgrims paid $1 million in settlements to the Department of Labor for allegations that the company engaged in hiring discrimination based on gender, race and ethnicity over a two-year period against some 5,300 applicants.[56]
●	Millions of dollars paid for violating wage and hour laws. As articulated in the chart in Part 2 of this memo, Pilgrim’s has a long history of violating laws around “appropriate working hours and overtime pay.”

In its opposition statement, Pilgrim's argues that its present policies and practices adequately address the human rights issues raised in the resolution. Yet the history of controversies and fines overviewed in this memo indicate that the company’s practices can and must be strengthened. A thorough assessment of salient human rights risks and impacts along with a commitment to policy changes, access to remedy and continued due diligence are important for Pilgrim's to pursue long-term financial stability, social credibility, and to meeting its stated commitment to human rights.

The company’s current disclosure on its human rights impacts and the financial cost, as well as the other elements of its human rights procedures (including conducting any risk assessments, steps for prevention, and how it ensures effective access to remedy), are not adequate for investors to fully sense the potential human rights impacts of the business and the materiality of these impacts to the business.

CONCLUSIONS

In order to live up to its stated commitments of human rights, Pilgrim’s must proactively and comprehensively investigate lived practices across its factories by conducting HRDD. This must include the four key steps of assessing actual and potential human rights impacts, integrating and acting on findings, tracking responses and communicating about how impacts are addressed.57 Failing to do so risks loss of social capital, further financial loss, additional negative media coverage, further investigations by OSHA, loss of employees, and difficulty recruiting new staff.

Proponents there urges investors to vote in favor of Proposal 6 on Human Rights Due Diligence.

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55 https://www.eeoc.gov/eeoc/newsroom/release/5-16-19b.cfm and https://www.eeoc.gov/eeoc/newsroom/release/9-24-18i.cfm.

56 https://www.reliableplant.com/Read/8537/pilgrim's-pride-to-pay-$1m-for-hiring-discrimination and https://carlairwininc.com/blog/ofccp-files-lawsuit-against-pilgrims-pride-alleging-hiring-discrimination/ and https://violationtracker.goodjobsfirst.org/violation-tracker/tx-pilgrims-pride-corp-0.

57 https://www.ungpreporting.org/glossary/human-rights-due-diligence/; https://www.ohchr.org/en/professionalinterest/pages/coreinstruments.aspx; https://www.ilo.org/declaration/lang--en/index.htm; http://www.oecd.org/investment/mne/1922428.pdf.

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